
03029395

Saputo

Nathalie Rolland ☎ (514) 328-3320
Fax: 514-328-3322
Courriel/E-Mail : nathalie.rolland@saputo.com

August 8, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH., D.C. 188 SECTION

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

Attention : Public Reference Room

SUPPL

Re : Saputo inc., File Number 82-34670

Saputo Inc.

6869, boul. Métropolitain E

Saint-Léonard (Québec)

Canada H1P 1X8

Tél. : (514) 328-6662

www.saputo.com

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our first quarter interim report which ended June 30, 2003, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Nathalie Rolland
Attorney

NR/rtf

Encls.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

dlw 8/20

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2003 08 08.doc

Saputo

1st Quarter
Fiscal 2004

Message to Shareholders

We are pleased to present the results for the first quarter of fiscal 2004, which ended June 30, 2003.

Our net earnings totalled $46.1 million, up 11.6% from last year. These results take into account a rationalization expense in our Cheese Division (Canada) and the appreciation of the Canadian dollar over last year. The combination of these two factors created nearly a $1.6 million shortfall in net earnings.

Overall, each of our divisions performed relatively well in the first quarter. The Cheese (Canada) and Milk Divisions, recording stable revenues, continued their integration and improvement of processes, which brought their EBITDA[1] margin from 9.6% last year to 10.2% this year. With respect to the Cheese Division (USA), our EBITDA performance was relatively stable. Although down compared to the first quarter last year, the average selling price per pound of cheese improved since the beginning of the fiscal year and the relation between the cost of milk and the price of cheese was favourable. However, the Canadian dollar appreciated and our sales volumes decreased slightly, although the lower volumes were recovered over the first month of the second quarter of the current fiscal year. Our Bakery Division had slight decreases, both in revenues and EBITDA.

Revenues totalled $816.8 million, down almost $57 million compared to the same period last year. The appreciation of the Canadian dollar, the average price per pound of cheese on the US market, and a slight decrease in sales volumes in the United States are the key factors causing this decrease.

We are very pleased with the consolidated results from the first quarter of fiscal 2004.

During the quarter, we acquired 51% interest in Gallo Protein 2003, LLC on May 1, 2003, as well as the business related to the *Treasure Cave* and *Nauvoo* blue cheese brands on May 23, 2003. These two acquisitions are recorded at the time of their respective acquisition date and have had a negligible impact on our operations due to their modest size.

Outlook

At the outset of the fiscal year, each of the Company's divisions set certain growth objectives. These objectives were itemized in the Company's 2003 annual report and are reassessed throughout the fiscal year.

During the first quarter, we announced the closing of a plant part of the Cheese Division (Canada) located in Cookstown, Ontario and the transfer of part of the production of the plant in Saint-Raymond de Portneuf, Québec, to other Company facilities. This comes in the wake of the Company's reevaluation of its Canadian facilities and the optimization of its production capacities in light of the recent decision by the World Trade

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

Organization (WTO) concerning the Canadian system of the supply of milk to be used in products for the export market.

Furthermore, our initial objectives are coupled with new issues to ponder.

In July 2001, our Bakery Division transferred its cookie, fine bread and soup operations to Dare Foods in consideration for a 21% investment in that company. This move was important for the growth of this segment within a group whose main focus is in a particular niche. Over the last four years, we achieved considerable growth in our Dairy Products Sector and at the same time worked on improving our Bakery Division's financial and operational performance. This division is now ready for steady growth. We are currently engaged in a reflection process to ensure that our Bakery Division will have the necessary tools and focus to adequately develop and achieve new goals for the benefit of both our employees and shareholders.

This analysis will continue over the coming months and will lead us to consider various alternatives for optimizing our Bakery Division's growth, namely: i) expanding our product line and entire *Vachon* brand name, an initiative that could be realized through targeted acquisitions, or ii) a partial or total disinvestment from our interest in our Bakery Division.

On several occasions over the past months, we mentioned that we would be turning our attention to the international market. Our goal of becoming a world-class cheese company remains unchanged, but to achieve it we must be in a market where the raw material is accessible at competitive international prices. Our search for acquisitions and partnerships takes us beyond North America. Steps already begun have intensified over the last few weeks.

We remain convinced that our growth is largely a result of our maximized use of our production capacities. We are committed to continue to operate in this manner. The Company's origins are in the manufacture of cheese, and for this reason, our attention has always and still focuses on seeking acquisitions in the cheese industry. The US industry remains relatively fragmented and offers the greatest acquisition potential. With a market share of approximately 20% in fluid milk in Canada, we are open to considering acquisitions in Canada in fluid milk and dairy beverages.

It is in a company's best interest to give considerable thought to succession. Our decision to go public in 1997 had furthermore been motivated by the need to ensure, for a family business like ours, its continuity for generations to come. The Company grew considerably over the last five years while building on a sound organizational structure based on a solid and well-trained succession. The Company has quality staff at all levels of the organization.

Last spring, I expressed to the Board of Directors my intention to progressively reduce my functions within the Company. The Corporate Governance Committee and the Board of Directors then took steps to assess a succession plan for the position of President and Chief Executive Officer. The Committee thus formed proceeded with an evaluation of candidates to be able to make the appropriate recommendations to the Board of Directors. The Committee also made recommendations to the effect that changes would be made after a transition period.

Lino Saputo, Jr., currently President and Chief Operating Officer of the Cheese Division (USA), was designated by the Board of Directors as my successor for the position of President and Chief Executive Officer. With his knowledge of the industry and his talent, he will be able to lead the Company towards new horizons. At the end of the transition period, which could extend over 12 months, and with the support of the Board members, I will remain Chairman of the Board of Directors.

Dividends
The Board of Directors revised its policy upwards with respect to Company dividends. The quarterly dividend will therefore rise from $0.10 per share to $0.12 per share, for a total of $0.48 per share annually, representing a 20% increase. This dividend will become effective for the payment of the dividend on September 5, 2003 to shareholders of record on August 22, 2003.

Management's Analysis

The goal of this management report is to analyze the quarter ended June 30, 2003. It should be read alongside the Company's annual report for the fiscal year ended March 31, 2003.

This disclosure document contains management's analysis of forward-looking statements. Caution should be exercised in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies, which contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements based on any new information or event that may occur.

Operating results
The Company's **consolidated revenues** for the quarter ended June 30, 2003 totalled $816.8 million, a drop of $57.1 million over the same period last year. Decreased revenues are primarily attributable to the Cheese Division (USA), in light of the appreciation of the Canadian dollar, the average selling price per pound of cheese being US$0.08 lower and a slight drop in sales volumes in the US market compared to the same period last year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) for the first quarter stood at $90.7 million, up $2.2 million compared to $88.5 million last year. These results highlight our ability to effectively manage our operations and benefit from opportunities presented to us. During this quarter, we spent $1.5 million related to plant closings announced during the previous fiscal year. Also, the appreciation of the Canadian dollar created a shortfall of approximately $3.1 million in EBITDA.

Other consolidated results items
Depreciation expense totalled $16.5 million for the first quarter of 2004, down $1.1 million from $17.6 million for the same period last year. Decreased depreciation expense is explained primarily by the appreciation of the Canadian dollar for the quarter ended June 30, 2003 compared to the same period last year.

Interest expense decreased $1.8 million over the first quarter of fiscal 2004 compared to the same period a year earlier. This decrease is primarily attributable to the reduction of long-term debt through repayments made over the last 12 months.

Income taxes totalled $18.5 million for an effective tax rate of 28.6%, compared to a rate of 30.5% for the same period last year. Changes in the jurisdictions of our sources of revenues mainly explain the lower rates.

Net earnings totalled $46.1 million, or $0.45 (basic) per share, an increase of 11.6% over the $41.3 million, or $0.40 (basic) per share last year. This increase reflects the various explanatory elements presented above.

Cash and financial resources

Over the first quarter of fiscal 2004, **cash generated before changes in non-cash operating working capital items** amounted to $67.8 million, up 5.6% compared to the same period last year. Non-cash operating working capital items used, over the first quarter, $24 million primarily related to income tax amounts for fiscal 2003, payable in the first quarter.

As for **investment activities**, acquisitions made in the United States over the first quarter, namely our 51% interest in Gallo Protein 2003, LLC and the acquisition of commercial activities related to the *Treasure Cave* and *Nauvoo* brands, called for a disbursement of $38.3 million.

Over the quarter ended June 30, 2003, we added $26.1 million of new fixed assets, of which approximately 62% was earmarked for new technologies, the expansion of some of our sites and the purchase of a facility in which we were a lessee. The balance is related to the replacement of fixed assets. Although the additions to fixed assets in the first quarter of fiscal 2004 are significant, our forecast remains unchanged for fiscal 2004, with $70 million of additions to fixed assets.

Financing activities for the quarter are essentially made up of the $27.5 million repayment of long-term debt in accordance with commitments made to lending institutions and the increase in bank loans of $56.8 million.

Over the last quarter, our net interest-bearing debt went from $540 million as at March 31, 2003, to $530.7 million as at June 30, 2003, despite investments of close to $38 million in business acquisitions made during the quarter. The net interest-bearing debt-to-equity ratio improved, going from 0.53 as at March 31, 2003, to 0.51 as at June 30, 2003.

Having approximately $160 million of unused bank credit facilities at its disposal, the Company can easily finance its growth objectives through acquisitions and, should the need arise, make additional financing arrangements.

Accounting policies

Changes

In conformity with the recommendation of the Canadian Institute for Chartered Accountants (CICA) to use the fair value based method of accounting, the Company recorded stock based compensation on a prospective basis in its results beginning April 1, 2002. The effect of this expense on net earnings for the first quarter is $0.3 million or $0.003 per share, compared to $0.7 million or $0.007 per share for the same period last year.

Use of estimates

In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for a given period. Actual results could differ from these estimates.

The Company regularly revises its estimates and assumptions based on available information. Overall, the Company is of the opinion that the estimates used would have no material impact on the financial situation of the Company, except for changes to the assumptions and estimates of a long-term sensitive and prospective nature, such as income tax rates, accounting of pension plans and other employee future benefits, and accounting of stock based compensation, which are based on several prospective assumptions.

Financial instruments, risks and uncertainties

In the first quarter of fiscal 2004, there were no notable changes with respect to financial instruments, risks and uncertainties. As such, please refer to Management's Analysis, specifically, pages 26 and 27 of the 2003 annual report.

Information by sector

Canadian Dairy Products Sector

During the quarter ended June 30, 2003, our Canadian Dairy Product Sector's revenues rose to $512.8 million, a $1.1 million increase over the same period last year.

Our Cheese Division (Canada) posted revenues of $285.7 million, a $5 million drop compared to the $290.7 million posted during the first quarter last year.

The impact of the annual increase in cheese prices caused by the increase in the cost of the raw material (milk) was in large part offset by a drop in sales volumes primarily caused by a drop in exports, made difficult since the World Trade Organization's decision last December. The declining by-products market also reduced the effect of the increase in sales in the Canadian retail segment.

We have been considerably active in supporting our leading brands, namely, *Saputo* in Québec and *Armstrong* in Western Canada, by way of intense promotional campaigns. Along with other initiatives, the *Saputo* brand can now count on a new graphic identity on its retail packaging.

In the first quarter of fiscal 2004, the Milk Division's revenues rose to $227.1 million, a 2.8% increase over the $221 million earned in the first quarter of fiscal 2003.

This 2.8% increase is partly due to higher sales prices resulting from higher raw milk cost. Also, all of the Milk Division's product categories contributed to the increase in revenues, with a noteworthy contribution stemming from innovation-sensitive products and value-added products such as yogurt and flavoured coffee creamer. As for fluid milk, we are firmly holding our Western Canada and Maritime market shares while continuing to build business in Ontario and Québec.

As at June 30, our earnings before interest, income taxes, depreciation and amortization (EBITDA) for the Canadian Dairy Products Sector rose to $52.3 million, a $3.4 million increase over the first quarter last year. EBITDA margin for this sector during the quarter climbed to 10.2% compared to 9.6% during the same quarter last year.

EBITDA for the Canadian Dairy Products Sector was directly affected by the $1.5 million expenses incurred for the closure of plants in the Cheese Division (Canada). The Cheese (Canada) and Milk Divisions continued their integration and improvement initiatives, which translated into a notable increase of EBITDA in the Canadian Dairy Products Sector.

US Dairy Products Sector

The revenues for this quarter were $262.9 million, whereas the revenues for the same period last year were $319.7 million. To account for this near $57 million drop, we point to three factors. First, the appreciation of the Canadian dollar accounts for nearly $29 million in revenue decrease. In addition, the average selling price per pound of cheese was US$0.08 lower than it was during the same period last year, which accounted for nearly $11 million in the decrease in revenues. Furthermore, contrary to the retail and foodservice segments, which

experienced some increase in volumes, the industrial segment experienced decreased sales volumes caused by loss of certain customers, a situation that created, for the entire division, an overall decrease in volume of nearly 3.4% during the last quarter. We also lowered our sales of by-products, which became unprofitable due to market prices. It is important to point out that the first quarter drop in sales volumes was entirely recuperated during the first month of the second quarter of fiscal 2004.

During the quarter, the division introduced new products into the retail segment, including cheese mini bars under the brand name *Frigo Cheese Heads*. The end-of-May acquisition of operations related to the *Treasure Cave* and *Nauvoo* blue cheese brands should fuel the growth of revenues in the coming quarters.

EBITDA for this quarter closed at $29.9 million, a $0.9 million decrease compared to the same period last year.

Throughout the period ended June 30, 2003, we were able to take advantage of the favourable relation between the cost of milk and the average selling price per pound of cheese. Also, as a result of the higher average selling price per pound of cheese between March 31 and June 30, 2003, we were able to draw greater profit from the realization of our inventories of March 31, 2003. On the other hand, this favourable relation was not enough to offset a slight drop in EBITDA caused by an average selling price per pound of cheese, which was US$0.08 lower than for the same quarter last year, compounded by a nearly 3.4% decline in sales volume and a shortfall of $3.1 million in earnings caused by the appreciation of the Canadian dollar.

Grocery Products Sector
In the first quarter of fiscal 2004, revenues for the Bakery Division stood at $41.1 million, a $1.4 million decrease compared to the same quarter last year.

The factors for this slight decline include a sales decrease caused by the Easter period, which occurred in the first quarter of this year as opposed to last year, combined with lower tart sales following the rationalization project carried out by the transfer of tart manufacturing from our Aurora, Ontario plant to the plant in Sainte-Marie de Beauce, Québec. These factors obscure the positive impacts of our Ontario sales force's combined efforts and the initiatives taken to improve client services. In Québec, we introduced specially designed display racks for convenience stores. In-store promotions combined with televised ad campaigns for *Hop & Go!* and *Passion Flakie* were also carried out during the quarter.

We are continuing to steadily develop our activities in the United States. Recently, we have been working with new distributors who seem capable of handling the shelf-life limitations of our products.

The Bakery Division's EBITDA reached $8.5 million for the quarter and was $8.8 million for the same period in 2003. As for the EBITDA margin, it remained the same at 20.6%.

The first quarter of fiscal 2004 benefited from efforts to reduce general expenses that began during preceding quarters, through production line robotization and the reorganization of warehouse and transport activities. To this can be added savings resulting from the closing of the Aurora plant. These initiatives have therefore offset increased costs of certain raw materials.



Lino Saputo
Chairman of the Board
and Chief Executive Officer
August 6, 2003

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars, except per share amounts)
(unaudited)

For the three-month periods ended June 30

		2003		2002
Revenues	**$**	**816,783**	$	873,942
Cost of sales, selling and administrative expenses		**726,118**		785,429
Earnings before interest, depreciation and income taxes		**90,665**		88,513
Depreciation of fixed assets		**16,542**		17,611
Operating income		**74,123**		70,902
Interest on long-term debt		**9,598**		11,461
Other interest		**15**		(40)
Earnings before income taxes		**64,510**		59,481
Income taxes		**18,450**		18,158
Net earnings	**$**	**46,060**	$	41,323
Per share (note 4)				
Net earnings				
Basic	**$**	**0.45**	$	0.40
Diluted	**$**	**0.44**	$	0.40

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

For the three-month periods ended June 30

		2003		2002
Retained earnings, beginning of period	**$**	**546,667**	$	409,648
Net earnings		**46,060**		41,323
Retained earnings, end of period	**$**	**592,727**	$	450,971

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

For the three-month periods ended June 30

		2003		2002
Revenues				
Dairy Products				
Canada	$	**512,789**	$	511,657
United States		**262,870**		319,743
		775,659		831,400
Grocery Products		**41,124**		42,542
	$	**816,783**	$	873,942
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada	$	**52,276**	$	48,947
United States		**29,927**		30,791
		82,203		79,738
Grocery Products		**8,462**		8,775
	$	**90,665**	$	88,513
Depreciation of fixed assets				
Dairy Products				
Canada	$	**6,939**	$	7,314
United States		**8,174**		8,921
		15,113		16,235
Grocery Products		**1,429**		1,376
	$	**16,542**	$	17,611
Operating income				
Dairy Products				
Canada	$	**45,337**	$	41,633
United States		**21,753**		21,870
		67,090		63,503
Grocery Products		**7,033**		7,399
	$	**74,123**	$	70,902
Interest		**9,613**		11,421
Earnings before income taxes		**64,510**		59,481
Income taxes		**18,450**		18,158
Net earnings	$	**46,060**	$	41,323

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

For the three-month periods ended June 30	2003	2002
Cash flows related to the following activities:		
Operating		
Net earnings	$ 46,060	$ 41,323
Items not affecting cash		
Stock based compensation	369	860
Depreciation of fixed assets	16,542	17,611
Gain on disposal of fixed assets	5	-
Future income taxes	4,832	4,390
	67,808	64,184
Changes in non-cash operating working capital items	(23,979)	(7,563)
	43,829	56,621
Investing		
Business acquisitions (note 6)	(38,292)	-
Additions to fixed assets	(26,149)	(15,165)
Proceeds on disposals of fixed assets	384	468
Other assets	(419)	437
	(64,476)	(14,260)
Financing		
Bank loans	56,876	(20,255)
Repayment of long-term debt	(27,508)	(25,000)
Issuance of share capital	1,154	3,014
Employee future benefits	250	300
	30,772	(41,941)
Increase in cash	10,125	420
Effect of exchange rate changes	(1,200)	448
(Bank overdraft) cash, beginning of period	(1,236)	4,852
Cash, end of period	$ 7,689	$ 5,720

Supplemental information

	2003	2002
Interest paid	$ 16,329	$ 19,247
Income taxes paid	$ 31,977	$ 20,110

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	June 30, 2003 *(unaudited)*	March 31, 2003 *(audited)*
Assets		
Current assets		
Cash	$ 7,689	$ -
Receivables	236,986	239,366
Inventories	392,936	392,852
Income taxes	23,758	24,290
Future income taxes	12,950	12,854
Prepaid expenses and other assets	9,282	18,383
	683,601	687,745
Portfolio investment	55,991	55,991
Fixed assets	616,517	627,841
Goodwill	556,981	550,630
Other assets (note 3)	39,939	39,618
Future income taxes	8,861	8,861
	$ 1,961,890	$ 1,970,686
Liabilities		
Current liabilities		
Bank overdraft	$ -	$ 1,236
Bank loans	74,468	17,592
Accounts payable and accrued liabilities	233,727	245,188
Income taxes	26,338	44,403
Current portion of long-term debt	110,000	110,000
	444,533	418,419
Long-term debt	353,906	411,135
Employee future benefits	14,187	13,937
Future income taxes	112,078	110,691
	924,704	954,182
Shareholders' Equity		
Share capital (note 5)	465,485	464,331
Contributed surplus	1,844	1,475
Retained earnings	592,727	546,667
Foreign currency translation adjustment	(22,870)	4,031
	1,037,186	1,016,504
	$ 1,961,890	$ 1,970,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars)

1 - Accounting policies
The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2003.

2 - Foreign currency translation
The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated in Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings with "Cost of sales, selling and administrative expenses" and is represented by the following amounts:

	For the three-month periods ended June 30	
	2003	2002
Foreign exchange gain (loss)	$ **188**	$ (93)

3 - Other assets

	June 30 2003	March 31 2003
Net accrued pension plan asset	$ **30,862**	$ 29,553
Other	**9,077**	10,065
	$ **39,939**	$ 39,618

4 - Earnings per share
The weighted average number of common shares outstanding for the three-month period ended June 30, 2003 is 103,500,036 (103,282,020 in 2002).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 104,435,982 (104,254,560 in 2002).

5 - Share capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	June 30 2003	March 31 2003
Issued		
103,542,569 common shares (103,460,005 as at March 31, 2003)	$ **465,485**	$ 464,331

82,564 common shares for an amount of $1,185,620 were issued during the three-month period ended June 30, 2003 pursuant to the share option plan.

Share option plan

	Number of options	Weighted average exercise price
Balance, March 31, 2003	3,784,944	$ 19.99
Options granted	1,338,396	$ 22.50
Options exercised	(82,564)	$ 14.36
Options cancelled	(16,383)	$ 23.84
Balance, June 30, 2003	5,024,393	$ 20.74

Stock based compensation

The Company adopted on a prospective basis the new Canadian Institute of Chartered Accountants accounting recommendations for stock based compensation on April 1, 2002. These recommendations propose the fair value method to record to earnings the stock options granted to employees. The Company therefore used the fair value method accounting for employee stock based compensation.

The Company recorded a $328,000 ($369,000 before income taxes) expense related to options granted for the three-month period ended June 30, 2003. The Company recorded a $735,000 ($860,000 before income taxes) expense related to options granted for the three-month period ended June 30, 2002.

The effect of the expense on basic earnings per share and fully diluted earnings per share is $0.003 for the three-month period ended June 30, 2003 ($0.007 in 2002).

The fair value of share purchase options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	7½ years
Volatility:	20%
Dividend rate:	1.4%

6 - Business acquisitions

During the three-month period ended June 30, 2003, the Company acquired a 51% ownership of Gallo Protein 2003, LLC and acquired the commercial activities of the *Treasure Cave* and *Nauvoo* brands for cash consideration of $38,292,000. The values attributed to the net assets acquired were $27,866,000 to goodwill and trademarks, $6,455,000 to fixed assets, and $3,971,000 to working capital. Gallo Protein 2003, LLC, in which the Company acquired a 51% ownership on May 1, 2003, operates in the United States and manufactures and markets whey protein isolates and related products from whey protein concentrate. The commercial activities of the *Treasure Cave* and *Nauvoo* brands acquired on May 23, 2003 are related to the manufacturing and commercialization of blue cheese in the United States.

7 - Commitments

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock.

The Company is defendant to certain claims arising from the normal conduct of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

The Company from time to time enters into agreements in the normal course of its business, such as a service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements.

8 - Comparative figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.